Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2020 Fourth Quarter and Full-Year Results

•	Elective change of presentation currency to U.S. dollars effective on December 31, 2020
•	Fourth quarter diluted EPS from continuing operations of $0.91 (CAD $1.18) up from $0.70 (CAD $0.92) in Q4 2019, while adjusted diluted EPS[1] of $0.98 (CAD $1.27) increased from $0.72 (CAD $0.95)
•	Fourth quarter operating income from continuing operations of $117.1 million increased from $92.8 million in Q4 2019
•	Fourth quarter net cash from continuing operating activities of $164.9 million increased from $133.3 million in Q4 2019
•	Annual diluted EPS from continuing operations of $3.03 (CAD $4.06) up from $2.86 (CAD $3.80) in 2019, while adjusted diluted EPS[1] of $3.30 (CAD $4.39) increased from $2.97 (CAD $3.94)

Montreal, Quebec, February 8, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the fourth quarter and full year ended December 31, 2020.

“TFI International had a successful 2020 that began with our listing on the New York Stock exchange and culminated with our robust fourth quarter results that featured a 26% increase in operating income and a 36% increase in adjusted diluted EPS,” said Alain Bédard, Chairman, President and Chief Executive Officer.  “Throughout the ongoing global pandemic, we’ve remained true to our operating philosophy including our asset-right business plan and an emphasis on free cash flow that we put toward growth objectives while returning excess capital to our shareholders.  We strategically made thirteen acquisitions during 2020 including five during the fourth quarter, and in the new year have already announced two additional strategic acquisitions, including the transformational purchase of UPS Freight.  I wish to thank all of our employees for their extraordinary efforts during an unprecedented year, placing TFI International in an enviable position of strength to create additional shareholder value as we move through 2021.”

SELECTED FINANCIAL DATA AND HIGHLIGHTS (UNAUDITED)

Financial highlights	Quarters ended December 31		Years ended December 31
(in millions of U.S. dollars, except per share data)	2020	2019*	2020	2019*
Total revenue	1,122.0	989.0	3,781.1	3,903.5
Revenue before fuel surcharge	1,048.1	883.7	3,484.3	3,477.6
Adjusted EBITDA[1]	193.5	163.4	699.6	649.0
Operating income from continuing operations	117.1	92.8	416.6	382.9
Net cash from continuing operating activities	164.9	133.3	610.9	500.5
Adjusted net income[1]	93.4	60.1	299.8	253.6
Adjusted EPS - diluted[1] ($)	0.98	0.72	3.30	2.97
Net income from continuing operations	86.3	58.0	275.7	244.2
EPS from continuing operations - diluted ($)	0.91	0.70	3.03	2.86
Weighted average number of shares ('000s)	93,374	81,551	89,113	83,390

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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Earnings Press Release

FOURTH QUARTER RESULTS

Total revenue of $1.12 billion was up 13% and, net of fuel surcharge, revenue of $1.05 billion was up 19% compared to the prior year period.

Operating income from continuing operations grew 26% to $117.1 million from $92.8 million the prior year period, primarily driven by acquisitions, strong execution across the organization, increased quality of revenue, an asset-right approach, cost efficiencies, and Canadian Emergency Wage Subsidy contributions of $6.3 million.

Net income from continuing operations grew 49% to $86.3 million from $58.0 million the prior year period, and net income from continuing operations of $0.91 (CAD $1.18) per diluted share was up relative to $0.70 (CAD $0.92) the prior year period.  Adjusted net income, a non-IFRS measure, was $93.4 million, or $0.98 (CAD $1.27) per diluted share, as compared to $60.1 million, or $0.72 (CAD $0.95) per diluted share, the prior year period.

Total revenue grew 16% for Package and Courier, 2% for Truckload and 59% for Logistics, and declined 10% for Less-Than-Truckload, relative to the prior year period.  Operating income was higher across all segments in Q4 in comparison to the prior-year.

FULL-YEAR RESULTS

Total revenue was $3.78 billion for 2020 versus $3.90 billion in 2019. Net of fuel surcharge, revenue was $3.48 billion, flat with the prior year.

Operating income from continuing operations totalled $416.6 million, or 12.0% of revenue before fuel surcharge, an increase of 9% compared to $382.9 million and 11.0% of revenue before fuel surcharge in the prior year. The increase is mainly attributable to the Canadian Emergency Wage Subsidy of $52.3 million offset by a decrease in revenues due to the COVID-19 pandemic.

Net income from continuing operations was $275.7 million, or $3.03 (CAD $4.06) per diluted share, compared to $244.2 million, or $2.86 (CAD $3.80) per diluted share a year earlier. Adjusted net income from continuing operations, a non-IFRS measure, was $299.8 million, or $3.30 (CAD $4.39) per diluted share, compared to $253.6 million, or $2.97 (CAD $3.94) per diluted share the prior year period.

During 2020, total revenue grew 22% for Logistics, and declined 2% for Package and Courier, 19% for Less-Than-Truckload and 8% for Truckload relative to 2019.  Operating income was up 7% for Less-Than-Truckload, 7% for Truckload and 48% for Logistics, and down 4% for Package and Courier.

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Earnings Press Release

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2020
Revenue before fuel surcharge[1]	154,094	141,081	438,135	322,319	—	(7,482)	1,048,147
% of total revenue[2]	15%	14%	42%	29%			100%
Adjusted EBITDA	35,934	37,084	101,383	35,809	(16,672)	—	193,538
Adjusted EBITDA margin[3]	23.3%	26.3%	23.1%	11.1%			18.5%
Operating income (loss)	29,401	24,464	53,604	26,462	(16,809)	—	117,122
Operating margin[3]	19.1%	17.3%	12.2%	8.2%			11.2%
Net capital expenditures[4]	2,550	6,194	21,155	70	244	—	30,213
Three months ended December 31, 2019*
Revenue before fuel surcharge[1]	127,301	151,303	412,760	198,961	—	(6,608)	883,717
% of total revenue[2]	15%	18%	47%	20%			100%
Adjusted EBITDA	29,295	31,269	90,447	21,933	(9,547)	—	163,397
Adjusted EBITDA margin[3]	23.0%	20.7%	21.9%	11.0%			18.5%
Operating income (loss)	22,680	19,311	46,417	14,216	(9,840)	—	92,784
Operating margin[3]	17.8%	12.8%	11.2%	7.1%			10.5%
Net capital expenditures[4]	3,321	27,945	17,783	1,002	5,158	—	55,209
YTD December 31, 2020
Revenue before fuel surcharge[1]	481,490	522,851	1,584,837	923,456	—	(28,331)	3,484,303
% of total revenue[2]	14%	15%	46%	25%			100%
Adjusted EBITDA	104,019	138,361	383,155	113,885	(39,831)	—	699,589
Adjusted EBITDA margin[3]	21.6%	26.5%	24.2%	12.3%			20.1%
Operating income (loss)	78,753	87,950	206,346	84,459	(40,941)	—	416,567
Operating margin[3]	16.4%	16.8%	13.0%	9.1%			12.0%
Total assets less intangible assets	194,631	404,074	1,193,730	272,592	34,564	—	2,099,591
Net capital expenditures[4]	16,798	19,230	29,179	567	444	—	66,218
YTD December 31, 2019*
Revenue before fuel surcharge[1]	473,666	627,219	1,657,797	745,322	—	(26,428)	3,477,576
% of total revenue[2]	14%	18%	48%	20%			100%
Adjusted EBITDA	106,278	126,641	362,641	83,030	(29,569)	—	649,021
Adjusted EBITDA margin[3]	22.4%	20.2%	21.9%	11.1%			18.7%
Operating income (loss)	82,228	82,230	192,172	57,447	(31,209)	—	382,868
Operating margin[3]	17.4%	13.1%	11.6%	7.7%			11.0%
Total assets less intangible assets	180,811	407,358	1,206,568	159,152	49,771	—	2,003,660
Net capital expenditures[4]	10,967	27,536	108,039	1,995	4,261	—	152,798

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar and mark-to-market gain (loss) on deferred share units presentation in personnel expenses from finance (income) costs

1 Includes intersegment revenue.

2 Segment revenue including fuel and intersegment revenue to consolidated revenue including fuel and intersegment revenue.

3 As a percentage of revenue before fuel surcharge.

4 Additions to rolling stock and equipment, net of proceeds from sale of rolling stock and equipment and assets held for sale excluding property.

CASH FLOW

Net cash from continuing operating activies was $610.9 million during 2020 compared to $500.5 million the prior year. The 22% increase was due to stronger operating performance, reduction of interest payments as a result of lower debt levels, and contributions from acquisitions. The Company returned $105.6 million to shareholders during the year, of which $67.6 million was through dividends and $38.0 million was through share repurchases.

On December 15, 2020, the Board of Directors of TFI International declared a quarterly dividend of $0.23 (CAD $0.29) per outstanding common share payable on January 15, 2021, representing an 14% increase over the $0.20 (CAD $0.26) quarterly dividend declared in Q4 2019.

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Earnings Press Release

CHANGE IN PRESENTATION CURRENCY

The Company has elected to change its presentation currency from Canadian dollars (“CAD”) to United States dollars (“U.S. Dollars” or “USD”) effective December 31st, 2020. Due to the Company’s growing market presence in the U.S. with our equity listing in the U.S., financial reporting in USD provides a more relevant presentation of the Company’s financial position in comparison to its peers. The change in presentation currency is a voluntary change which is accounted for retrospectively. For comparative purposes, the historical consolidated financial statements have been restated to U.S. dollars using the procedures outlined below:

•	Consolidated Statements of Income, Comprehensive Income, and Cash Flows have been translated into U.S. dollars using average foreign currency rates prevailing for the relevant periods.
•	Assets and liabilities in the Consolidated Statement of Financial Position have been translated into U.S. dollars at the closing foreign currency rates on the relevant balance sheet dates.
•

Equity in the Consolidated Statement of Financial Position and Consolidated Statements of changes in Equity, including foreign currency translation reserve and net investment hedge, retained earnings, share capital, contributed surplus and other reserves, have been translated into U.S. dollars using historical rates.

•	Consolidated Earnings per share and dividend disclosures have also been translated to U.S. dollars to reflect the change in presentation currency.

The Company has also presented an opening consolidated statement of financial position as at January 1, 2019 in USD, which has been derived from the consolidated financial statements as at and for the year ended December 31, 2018. The Company’s consolidated financial statements will now be presented in U.S. dollars. All information in this press release is presented in USD unless otherwise specified.

The Company’s functional currency remains Canadian dollar. Translation gains and losses from the application of the U.S. dollar as the reporting currency while the Canadian dollar is the functional currency are included as part of the cumulative foreign currency translation adjustment. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

CONFERENCE CALL

TFI International will host a conference call on Monday, February 8, 2021 at 5:00 p.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-877-223-4471. A recording of the call will be available until midnight, February

22, 2021, by dialing 1-800-585-8367 or 416-621-4642 and entering passcode 9095057.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

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Earnings Press Release

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2020 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

(647) 729-4079

abedard@tfiintl.com

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Earnings Press Release

TFI International Inc.UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2020 AND 2019

(in thousands of U.S. dollars)	As at	As at	As at
	December 31, 2020	December 31, 2019*	January 1, 2019*
Assets
Cash and cash equivalents	4,297	-	-
Trade and other receivables	597,873	452,241	463,075
Inventoried supplies	8,761	10,659	9,350
Current taxes recoverable	7,606	13,211	9,541
Prepaid expenses	29,904	27,777	28,256
Derivative financial instruments	-	30	3,980
Assets held for sale	4,331	3,561	5,551
Other assets	-	19,105	-
Current assets	652,772	526,584	519,753
Property and equipment	1,074,428	1,125,429	1,023,595
Right-of-use assets	337,285	334,168	-
Intangible assets	1,749,773	1,505,160	1,393,854
Other assets	23,899	8,655	24,685
Deferred tax assets	11,207	8,824	4,698
Derivative financial instruments	-	-	2,159
Non-current assets	3,196,592	2,982,236	2,448,991
Total assets	3,849,364	3,508,820	2,968,744
Liabilities
Bank indebtedness	-	2,927	9,041
Trade and other payables	468,238	341,443	348,618
Current taxes payable	33,220	4,658	13,892
Provisions	17,452	18,264	18,372
Other financial liabilities	4,031	2,043	1,446
Derivative financial instruments	-	649	-
Long-term debt	42,997	41,305	89,679
Lease liabilities	88,522	76,326	-
Current liabilities	654,460	487,615	481,048
Long-term debt	829,547	1,302,002	1,071,751
Lease liabilities	267,464	279,265	-
Employee benefits	15,502	14,310	11,824
Provisions	36,803	22,522	31,375
Other financial liabilities	22,699	2,810	4,329
Derivative financial instruments	-	684	-
Deferred tax liabilities	232,712	240,320	212,535
Non-current liabilities	1,404,727	1,861,913	1,331,814
Total liabilities	2,059,187	2,349,528	1,812,862
Equity
Share capital	1,120,049	678,915	697,232
Contributed surplus	19,783	19,549	19,082
Accumulated other comprehensive income	(154,723)	(173,398)	(200,029)
Retained earnings	805,068	634,226	639,597
Equity attributable to owners of the Company	1,790,177	1,159,292	1,155,882
Contingencies, letters of credit and other commitments	-	-	-
Total liabilities and equity	3,849,364	3,508,820	2,968,744

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

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Earnings Press Release

TFI International Inc.UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2020 and 2019

(In thousands of U.S. dollars, except per share amounts)
	2020	2019*

Revenue	3,484,303	3,477,576
Fuel surcharge	296,831	425,969
Total revenue	3,781,134	3,903,545

Materials and services expenses	2,051,835	2,134,720
Personnel expenses	888,185	980,785
Other operating expenses	150,572	156,121
Depreciation of property and equipment	170,520	168,720
Depreciation of right-of-use assets	80,496	77,326
Amortization of intangible assets	48,213	49,701
Gain on sale of business	(306)	-
Bargain purchase gain	(4,008)	(8,014)
Gain on sale of rolling stock and equipment	(7,888)	(15,386)
Gain on derecognition of right-of-use assets	(1,159)	(1,716)
Loss (gain) on sale of land and buildings	6	(9)
Gain on sale of assets held for sale	(11,899)	(21,571)
Total operating expenses	3,364,567	3,520,677

Operating income	416,567	382,868

Finance (income) costs
Finance income	(2,776)	(2,285)
Finance costs	56,686	64,392
Net finance costs	53,910	62,107

Income before income tax	362,657	320,761
Income tax expense	86,982	76,536
Net income from continuing operations	275,675	244,225
Net loss from discontinued operations	-	(10,548)

Net income for the year attributable to owners of the Company	275,675	233,677

Earnings per share attributable to owners of the Company
Basic earnings per share	3.09	2.80
Diluted earnings per share	3.03	2.74

Earnings per share from continuing operations attributable to owners of the Company
Basic earnings per share	3.09	2.93
Diluted earnings per share	3.03	2.86

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar and mark-to-market gain (loss) on deferred share units presentation in personnel expenses from finance (income) costs.

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TFI International Inc. UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2020 and 2019

(In thousands of U.S. dollars)
	2020	2019*

Net income for the year attributable to owners of the Company	275,675	233,677

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	21,182	17,476
Net investment hedge, net of tax	(2,010)	12,158
Changes in fair value of cash flow hedge, net of tax	(487)	(7,394)
Employee benefits, net of tax	(10)	32
Items that may never be reclassified to income
Defined benefit plan remeasurement	(1,623)	(1,228)
Items directly reclassified to retained earnings:
Unrealized gain on investment in equity securities measured at fair value
through OCI, net of tax	-	970
Other comprehensive income for the year, net of tax	17,052	22,014

Total comprehensive income for the year attributable to owners of the Company	292,727	255,691
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar
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TFI International Inc.UNAUDITED CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2020 and 2019

(In thousands of U.S. dollars)					Accumulated
			Accumulated		foreign	Accumulated
			unrealized		currency	unrealized		Total equity
			loss on	Accumulated	translation	loss on		attributable
			employee	cash flow	differences	investment in		to owners
	Share	Contributed	benefit	hedge	and net invest-	equity	Retained	of the
	capital	surplus	plans	gain (loss)	ment hedge	securities	earnings	Company

Balance as at December 31, 2019*	678,915	19,549	(369)	487	(173,516)	-	634,226	1,159,292

Net income for the year	-	-	-	-	-	-	275,675	275,675
Other comprehensive (loss) income for the year, net of tax	-	-	(10)	(487)	19,172	-	(1,623)	17,052
Total comprehensive (loss) income for the year	-	-	(10)	(487)	19,172	-	274,052	292,727

Share-based payment transactions	-	7,046	-	-	-	-	-	7,046
Stock options exercised	25,915	(4,554)	-	-	-	-	-	21,361
Issuance of shares, net of expenses	425,350	-	-	-	-	-	-	425,350
Dividends to owners of the Company	-	-	-	-	-	-	(72,735)	(72,735)
Repurchase of own shares	(12,025)	-	-	-	-	-	(25,996)	(38,021)
Net settlement of restricted share units	1,894	(2,258)	-	-	-	-	(4,479)	(4,843)
Total transactions with owners, recorded directly in equity	441,134	234	-	-	-	-	(103,210)	338,158

Balance as at December 31, 2020	1,120,049	19,783	(379)	-	(154,344)	-	805,068	1,790,177

Balance as at January 1, 2019*	697,232	19,082	(401)	7,881	(203,150)	(4,359)	639,597	1,155,882

Adjustment on initial application of IFRS 16	-	-	-	-	-	-	(18,880)	(18,880)

Net income for the year	-	-	-	-	-	-	233,677	233,677
Other comprehensive (loss) income for the year, net of tax	-	-	32	(7,394)	29,634	970	(1,228)	22,014
Realized loss on equity securities, net of tax	-	-	-	-	-	3,389	(3,389)	-
Total comprehensive (loss) income for the year	-	-	32	(7,394)	29,634	4,359	229,060	255,691

Share-based payment transactions	-	6,227	-	-	-	-	-	6,227
Stock options exercised	20,580	(4,233)	-	-	-	-	-	16,347
Dividends to owners of the Company	-	-	-	-	-	-	(61,631)	(61,631)
Repurchase of own shares	(39,621)	-	-	-	-	-	(152,835)	(192,456)
Net settlement of restricted share units	724	(1,527)	-	-	-	-	(1,085)	(1,888)
Total transactions with owners, recorded directly in equity	(18,317)	467	-	-	-	-	(215,551)	(233,401)

Balance as at December 31, 2019*	678,915	19,549	(369)	487	(173,516)	-	634,226	1,159,292
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar
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TFI International Inc.UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019

(In thousands of U.S. dollars)
	2020	2019*

Cash flows from operating activities
Net income for the year	275,675	233,677
Net loss from discontinued operations	-	(10,548)
Net income from continuing operations	275,675	244,225
Adjustments for
Depreciation of property and equipment	170,520	168,720
Depreciation of right-of-use assets	80,496	77,326
Amortization of intangible assets	48,213	49,701
Share-based payment transactions	7,046	6,227
Net finance costs	53,910	62,107
Income tax expense	86,982	76,536
Gain on sale of business	(306)	-
Bargain purchase gain	(4,008)	(8,014)
Gain on sale of property and equipment	(7,882)	(15,395)
Gain on derecognition of right-of-use assets	(1,159)	(1,716)
Gain on sale of assets held for sale	(11,899)	(21,571)
Provisions and employee benefits	6,274	(3,696)
	703,862	634,450
Net change in non-cash operating working capital	33,661	16,337
Cash generated from operating activities	737,523	650,787
Interest paid	(50,366)	(65,075)
Income tax paid	(73,256)	(85,216)
Settlement of derivative contract	(3,039)	-
Net cash from continuing operating activities	610,862	500,496
Net cash used in discontinued operating activities	-	(12,022)
Net cash from operating activities	610,862	488,474

Cash flows from investing activities
Purchases of property and equipment	(142,710)	(261,295)
Proceeds from sale of property and equipment	52,116	71,754
Proceeds from sale of assets held for sale	24,480	39,146
Purchases of intangible assets	(1,665)	(3,636)
Proceeds from sale of business	2,351	-
Business combinations, net of cash acquired	(327,650)	(150,912)
Proceeds from sale of intangible assets	-	201
Purchases of investments	(7,446)	(600)
Proceeds from sale of investments	-	1,814
Proceeds from collection of promissory notes	18,892	-
Others	3,151	(329)
Net cash used in continuing investing activities	(378,481)	(303,857)

Cash flows from financing activities
Decrease in bank indebtedness	(2,231)	(6,083)
Proceeds from long-term debt	33,175	328,045
Repayment of long-term debt	(191,221)	(103,247)
Net decrease in revolving facility	(326,201)	(88,229)
Repayment of lease liabilities	(82,587)	(75,072)
Increase (decrease) in other financial liabilities	4,738	(1,556)
Dividends paid	(67,604)	(60,478)
Repurchase of own shares	(38,021)	(192,455)
Proceeds from the issuance of common shares, net of expenses	425,350	-
Proceeds from exercise of stock options	21,361	16,347
Repurchase of own shares for restricted share unit settlement	(4,843)	(1,889)
Net cash used in continuing financing activities	(228,084)	(184,617)

Net change in cash and cash equivalents	4,297	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	4,297	-
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar
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SEGMENT INFORMATION

Geographical information (Unaudited)

Revenue is attributed to geographical locations based on the origin of service’s location.

Total revenue	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
2020
Canada	529,155	517,199	725,347	239,413	(26,019)	1,985,095
United States	-	72,036	1,023,012	686,811	(4,726)	1,777,133
Mexico	-	-	-	18,906	-	18,906
Total	529,155	589,235	1,748,359	945,130	(30,745)	3,781,134
2019*
Canada	539,610	607,086	799,396	216,232	(28,352)	2,133,972
United States	-	120,162	1,092,159	542,911	(1,349)	1,753,883
Mexico	-	-	-	15,690	-	15,690
Total	539,610	727,248	1,891,555	774,833	(29,701)	3,903,545

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

Package and Courier

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2020	%	2019*	%	2020	%	2019*	%
Total revenue	167,555		145,018		529,155		539,610
Fuel surcharge	(13,461)		(17,717)		(47,665)		(65,944)
Revenue	154,094	100.0%	127,301	100.0%	481,490	100.0%	473,666	100.0%
Materials and services expenses (net of fuel surcharge)	72,115	46.8%	55,737	43.8%	220,741	45.8%	203,441	43.0%
Personnel expenses	39,821	25.8%	35,222	27.7%	133,552	27.7%	138,125	29.2%
Other operating expenses	6,234	4.0%	7,015	5.5%	23,145	4.8%	25,973	5.5%
Depreciation of property and equipment	3,168	2.1%	2,606	2.0%	11,539	2.4%	10,046	2.1%
Depreciation of right-of-use assets	3,210	2.1%	3,713	2.9%	12,871	2.7%	13,956	2.9%
Amortization of intangible assets	248	0.2%	234	0.2%	947	0.2%	891	0.2%
(Gain) loss on sale of rolling stock and equipment	(10)	0.0%	47	0.0%	43	0.0%	(135)	-0.0%
Gain on derecognition of right-of-use assets	-	0.0%	(15)	-0.0%	(10)	-0.0%	(16)	-0.0%
(Gain) loss on sale of land and buildings and assets held for sale	(93)	(0.1)%	62	0.0%	(91)	-0.0%	(843)	-0.2%
Operating income	29,401	19.1%	22,680	17.8%	78,753	16.4%	82,228	17.4%
Adjusted EBITDA	35,934	23.3%	29,295	23.0%	104,019	21.6%	106,278	22.4%
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

Operational data	Three months ended December 31				Years ended December 31
(unaudited)	2020	2019*	Variance	%	2020	2019*	Variance	%
Revenue per pound (including fuel)	$0.40	$0.36	$0.04	11.1%	$0.36	$0.35	$0.01	2.9%
Revenue per pound (excluding fuel)	$0.36	$0.31	$0.05	16.1%	$0.33	$0.31	$0.02	6.5%
Revenue per shipment (including fuel)	$6.40	$6.52	$(0.12)	-1.8%	$6.24	$6.29	$(0.05)	-0.8%
Tonnage (in thousands of metric tons)	192	185	7	3.8%	658	695	(37)	-5.3%
Shipments (in thousands)	26,185	22,244	3,941	17.7%	84,854	85,743	(889)	-1.0%
Average weight per shipment (in lbs.)	16.16	18.33	(2.17)	-11.8%	17.09	17.86	(0.77)	-4.3%
Vehicle count, average	1,008	972	36	3.7%	1,023	981	42	4.3%
Weekly revenue per vehicle (incl. fuel, in thousands of dollars)	$12.79	$11.48	$1.31	11.4%	$9.95	$10.58	$(0.63)	-6.0%

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

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Earnings Press Release

Less-Than-Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2020	%	2019*	%	2020	%	2019*	%
Total revenue	157,628		175,319		589,235		727,249
Fuel surcharge	(16,547)		(24,016)		(66,384)		(100,030)
Revenue	141,081	100.0%	151,303	100.0%	522,851	100.0%	627,219	100.0%
Materials and services expenses (net of fuel surcharge)	67,140	47.6%	75,026	49.6%	252,334	48.3%	315,648	50.3%
Personnel expenses	33,338	23.6%	38,202	25.2%	116,257	22.2%	159,820	25.5%
Other operating expenses	3,587	2.5%	7,788	5.1%	16,593	3.2%	26,720	4.3%
Depreciation of property and equipment	4,886	3.5%	5,148	3.4%	19,407	3.7%	19,736	3.1%
Depreciation of right-of-use assets	5,546	3.9%	6,159	4.1%	22,555	4.3%	24,825	4.0%
Amortization of intangible assets	2,179	1.5%	2,129	1.4%	8,392	1.6%	8,359	1.3%
Gain on sale of rolling stock and equipment	(62)	-0.0%	(147)	-0.1%	(519)	-0.1%	(510)	-0.1%
Gain on derecognition of right-of-use assets	(6)	-0.0%	(835)	-0.6%	(175)	-0.0%	(1,100)	-0.2%
Loss (gain) on sale of land and buildings and assets held for sale	9	0.0%	(1,478)	-1.0%	57	0.0%	(8,509)	-1.4%
Operating income	24,464	17.3%	19,311	12.8%	87,950	16.8%	82,230	13.1%
Adjusted EBITDA	37,084	26.3%	31,269	20.7%	138,361	26.5%	126,641	20.2%

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Operational data	Three months ended December 31				Years ended December 31
(unaudited)	2020	2019*	Variance	%	2020	2019*	Variance	%
Adjusted operating ratio	82.7%	88.2%			83.2%	88.2%
Revenue per hundredweight (excluding fuel)	$10.15	$9.99	0.16	1.6%	$9.77	$10.01	$(0.24)	-2.4%
Revenue per shipment (including fuel)	$241.02	$253.35	$(12.33)	-4.9%	$240.11	$242.98	$(2.87)	-1.2%
Tonnage (in thousands of tons)	695	757	(62)	-8.2%	2,675	3,132	(457)	-14.6%
Shipments (in thousands)	654	692	(38)	-5.5%	2,454	2,993	(539)	-18.0%
Average weight per shipment (in lbs)	2,125	2,188	(63)	-2.9%	2,180	2,093	87	4.2%
Average length of haul (in miles)	811	839	(28)	-3.3%	818	830	(12)	-1.4%
Vehicle count, average	902	1,016	(114)	-11.2%	918	1,024	(106)	-10.4%

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2020	%	2019*	%	2020	%	2019*	%
Total revenue	477,262		469,798		1,748,359		1,891,554
Fuel surcharge	(39,127)		(57,038)		(163,522)		(233,757)
Revenue	438,135	100.0%	412,760	100.0%	1,584,837	100.0%	1,657,797	100.0%
Materials and services expenses (net of fuel surcharge)	188,660	43.1%	178,936	43.4%	654,220	41.3%	707,028	42.6%
Personnel expenses	135,911	31.0%	134,572	32.6%	503,242	31.8%	549,723	33.2%
Other operating expenses	14,323	3.3%	12,534	3.0%	52,337	3.3%	53,472	3.2%
Depreciation of property and equipment	34,986	8.0%	36,218	8.8%	136,859	8.6%	136,139	8.2%
Depreciation of right-of-use assets	10,055	2.3%	7,091	1.7%	32,229	2.0%	24,263	1.5%
Amortization of intangible assets	5,171	1.2%	5,678	1.4%	19,891	1.3%	22,415	1.4%
Gain on sale of business	(306)	-0.1%	—	0.0%	(306)	-0.0%	—	0.0%
Gain on sale of rolling stock and equipment	(2,129)	-0.5%	(3,603)	-0.9%	(7,785)	-0.5%	(14,698)	-0.9%
Gain on derecognition of right-of-use assets	(13)	-0.0%	(126)	-0.0%	(332)	-0.0%	(369)	-0.0%
Gain on sale of land and buildings and assets held for sale	(2,127)	-0.5%	(4,957)	-1.2%	(11,864)	-0.7%	(12,348)	-0.7%
Operating income	53,604	12.2%	46,417	11.2%	206,346	13.0%	192,172	11.6%
Adjusted EBITDA	101,383	23.1%	90,447	21.9%	383,155	24.2%	362,641	21.9%
* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

│

Earnings Press Release

Operational data (unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2020	2019*	Variance	%	2020	2019*	Variance	%
U.S. based Conventional TL
Revenue	161,476	156,678	4,798	3.1%	632,590	646,782	(14,192)	-2.2%
Adjusted operating ratio	91.5%	92.4%			92.0%	91.5%
Total mileage (in thousands)	86,427	84,291	2,136	2.5%	349,349	351,490	(2,141)	-0.6%
Tractor count, average	2,932	2,929	3	0.1%	2,949	2,960	(11)	-0.4%
Trailer count, average	11,005	11,007	(2)	-0.0%	10,938	11,008	(70)	-0.6%
Tractor age	2.2	1.8	0.4	22.2%	2.2	1.8	0.4	22.2%
Trailer age	6.6	6.5	0.1	1.5%	6.6	6.5	0.1	1.5%
Number of owner operators, average	560	424	136	32.1%	509	400	109	27.3%
Canadian based Conventional TL
Revenue	58,497	56,668	1,829	3.2%	206,418	226,816	(20,398)	-9.0%
Adjusted operating ratio	85.2%	85.9%			86.3%	85.6%
Total mileage (in thousands)	23,095	24,236	(1,141)	-4.7%	89,212	98,943	(9,731)	-9.8%
Tractor count, average	623	641	(18)	-2.8%	606	684	(78)	-11.4%
Trailer count, average	2,809	2,826	(17)	-0.6%	2,796	2,884	(88)	-3.1%
Tractor age	2.5	2.3	0.2	8.7%	2.5	2.3	0.2	8.7%
Trailer age	5.9	5.4	0.5	9.3%	5.9	5.4	0.5	9.3%
Number of owner operators, average	314	317	(3)	-0.9%	302	333	(31)	-9.3%
Specialized TL
Revenue	219,093	200,452	18,641	9.3%	749,655	791,087	(41,432)	-5.2%
Adjusted operating ratio	86.8%	89.3%			84.6%	88.3%
Tractor count, average	2,314	2,189	125	5.7%	2,096	2,099	(3)	-0.1%
Trailer count, average	6,619	6,142	477	7.8%	6,251	6,121	130	2.1%
Tractor age	4.0	4.0	0.0	0.0%	4.0	4.0	0.0	0.0%
Trailer age	12.9	11.7	1.2	10.3%	12.9	11.7	1.2	10.3%
Number of owner operators, average	1,132	1,224	(92)	-7.5%	1,115	1,191	(76)	-6.4%

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Logistics

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2020	%	2019*	%	2020	%	2019*	%
Total revenue	327,689		206,268		945,130		774,833
Fuel surcharge	(5,370)		(7,307)		(21,674)		(29,511)
Revenue	322,319	100.0%	198,961	100.0%	923,456	100.0%	745,322	100.0%
Materials and services expenses (net of fuel surcharge)	241,798	75.0%	140,019	70.4%	668,225	72.4%	524,098	70.3%
Personnel expenses	24,381	7.6%	25,427	12.8%	93,579	10.1%	96,593	13.0%
Other operating expenses	19,983	6.2%	11,745	5.9%	48,012	5.2%	41,865	5.6%
Depreciation of property and equipment	596	0.2%	640	0.3%	2,336	0.3%	2,147	0.3%
Depreciation of right-of-use assets	3,138	1.0%	2,520	1.3%	13,204	1.4%	14,148	1.9%
Amortization of intangible assets	5,608	1.7%	4,557	2.3%	17,889	1.9%	17,302	2.3%
Bargain purchase gain	—	—	—	0.0%	(4,008)	-0.4%	(8,014)	-1.1%
(Gain) loss on sale of rolling stock and equipment	368	0.1%	(5)	-0.0%	373	0.0%	(43)	-0.0%
Gain on derecognition of right-of-use assets	(20)	-0.0%	(158)	-0.1%	(618)	-0.1%	(221)	-0.0%
Loss on sale of land and buildings and assets held for sale	5	0.0%	—	0.0%	5	0.0%	—	0.0%
Operating income	26,462	8.2%	14,216	7.1%	84,459	9.1%	57,447	7.7%
Adjusted EBITDA	35,809	11.1%	21,933	11.0%	113,885	12.3%	83,030	11.1%

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of IFRS and non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

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Earnings Press Release

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings, assets held for sale and sale of business, and loss from discontinued operations, net of tax and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income reconciliation:

(unaudited) (in thousands of U.S.dollars, except per share data)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Net income	86,328	56,680	275,675	233,677
Amortization of intangible assets related to business acquisitions, net of tax	10,221	9,263	35,286	35,756
Net change in fair value and accretion expense of contingent considerations, net of tax	104	40	165	146
Net change in fair value of derivatives, net of tax	(373)	—	(373)	—
Net foreign exchange (gain) loss, net of tax	227	(328)	(895)	161
Gain on sale of business, net of tax	(230)	—	(230)	—
Bargain purchase gain	—	—	(4,008)	(8,014)
Gain on sale of land and buildings and assets held for sale, net of tax	(1,848)	(6,872)	(10,308)	(18,691)
Net loss from discontinued operations	—	1,302	—	10,548
U.S. Tax Reform	(1,072)	—	4,451	—
Adjusted net income	93,357	60,085	299,763	253,583
Adjusted EPS – basic	1.00	0.74	3.36	3.04
Adjusted EPS – diluted	0.98	0.72	3.30	2.97

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income or loss from continuing operations before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and sale of business.

Segmented adjusted EBITDA refers to operating income (loss) from continuing operations before depreciation, amortization, impairment of intangible assets, bargain purchase gain, and gain or loss on sale of business, land and buildings, and assets held for sale. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

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Earnings Press Release

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Net income from continuing operations	86,328	57,955	275,675	244,225
Net finance costs	15,382	15,552	53,910	62,107
Income tax expense	15,412	19,277	86,982	76,536
Depreciation of property and equipment	43,753	44,721	170,520	168,720
Depreciation of right-of-use assets	21,618	19,508	80,496	77,326
Amortization of intangible assets	13,557	12,757	48,213	49,701
Gain on sale of business	(306)	—	(306)	—
Bargain purchase gain	—	—	(4,008)	(8,014)
(Gain) loss on sale of land and buildings	5	(8)	6	(9)
Gain on sale of assets held for sale	(2,211)	(6,365)	(11,899)	(21,571)
Adjusted EBITDA	193,538	163,397	699,589	649,021

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Segmented adjusted EBITDA from continuing operations reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Package and Courier
Operating income	29,401	22,680	78,753	82,228
Depreciation and amortization	6,626	6,553	25,357	24,893
Gain on sale of land and buildings	(1)	—	—	—
(Gain) loss on sale of assets held for sale	(92)	62	(91)	(843)
Adjusted EBITDA	35,934	29,295	104,019	106,278
Less-Than-Truckload
Operating income	24,464	19,311	87,950	82,230
Depreciation and amortization	12,611	13,436	50,354	52,920
Loss on sale of land and buildings	1	—	1	—
(Gain) loss on sale of assets held for sale	8	(1,478)	56	(8,509)
Adjusted EBITDA	37,084	31,269	138,361	126,641
Truckload
Operating income	53,604	46,417	206,346	192,172
Depreciation and amortization	50,212	48,987	188,979	182,817
Gain on sale of business	(306)	—	(306)	—
Gain on sale of land and buildings	—	(8)	—	(9)
Gain on sale of assets held for sale	(2,127)	(4,949)	(11,864)	(12,339)
Adjusted EBITDA	101,383	90,447	383,155	362,641
Logistics
Operating income	26,462	14,216	84,459	57,447
Depreciation and amortization	9,342	7,717	33,429	33,597
Bargain purchase gain	—	—	(4,008)	(8,014)
Loss on sale of land and buildings	5	—	5	—
Adjusted EBITDA	35,809	21,933	113,885	83,030
Corporate
Operating loss	(16,809)	(9,840)	(40,941)	(31,209)
Depreciation and amortization	137	293	1,110	1,520
Loss on sale of assets held for sale	—	—	—	120
Adjusted EBITDA	(16,672)	(9,547)	(39,831)	(29,569)

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Operating margin from continuing operations is calculated as operating income (loss) from continuing operations as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses from continuing operations before impairment of intangible assets, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale and sale of business (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

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Earnings Press Release

Consolidated adjusted operating ratio from continuing operations reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Operating expenses	1,004,884	896,248	3,364,567	3,520,677
Gain on sale of business	306	—	306	—
Bargain purchase gain	—	—	4,008	8,014
Gain (loss) on sale of land and building	(5)	8	(6)	9
Gain on sale of assets held for sale	2,211	6,365	11,899	21,571
Adjusted operating expenses	1,007,396	902,621	3,380,774	3,550,271
Fuel surcharge revenue	(73,859)	(105,315)	(296,831)	(425,969)
Adjusted operating expenses, net of fuel surcharge revenue	933,537	797,306	3,083,943	3,124,302
Revenue before fuel surcharge	1,048,147	883,717	3,484,303	3,477,576
Adjusted operating ratio	89.1%	90.2%	88.5%	89.8%
*Recasted for change in presentation currency from Canadian dollar to U.S. dollar.

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Less-Than-Truckload
Total revenue	157,628	175,319	589,235	727,249
Total operating expenses	133,164	156,008	501,285	645,019
Operating income	24,464	19,311	87,950	82,230

Operating expenses	133,164	156,008	501,285	645,019
Gain (loss) on sale of land and buildings and assets held for sale	(9)	1,478	(57)	8,509
Adjusted operating expenses	133,155	157,486	501,228	653,528
Fuel surcharge revenue	(16,547)	(24,016)	(66,384)	(100,030)
Adjusted operating expenses, net of fuel surcharge revenue	116,608	133,470	434,844	553,498
Revenue before fuel surcharge	141,081	151,303	522,851	627,219
Adjusted operating ratio	82.7%	88.2%	83.2%	88.2%
Truckload
Total revenue	477,262	469,798	1,748,359	1,891,554
Total operating expenses	423,658	423,381	1,542,013	1,699,382
Operating income	53,604	46,417	206,346	192,172

Operating expenses	423,658	423,381	1,542,013	1,699,382
Gain on sale of business	306	—	306	—
Gain on sale of land and buildings and assets held for sale	2,127	4,957	11,864	12,348
Adjusted operating expenses	426,091	428,338	1,554,183	1,711,730
Fuel surcharge revenue	(39,127)	(57,038)	(163,522)	(233,757)
Adjusted operating expenses, net of fuel surcharge revenue	386,964	371,300	1,390,661	1,477,973
Revenue before fuel surcharge	438,135	412,760	1,584,837	1,657,797
Adjusted operating ratio	88.3%	90.0%	87.7%	89.2%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL	161,476	156,678	632,590	646,782
Canadian based Conventional TL	58,497	56,668	206,418	226,816
Specialized TL	219,093	200,452	749,655	791,087
Eliminations	(931)	(1,038)	(3,826)	(6,888)
	438,135	412,760	1,584,837	1,657,797
Truckload - Fuel surcharge revenue
U.S. based Conventional TL	19,006	26,720	81,222	112,165
Canadian based Conventional TL	4,798	7,677	19,408	31,628
Specialized TL	15,244	22,686	63,018	90,650
Eliminations	79	(45)	(126)	(686)
	39,127	57,038	163,522	233,757
Truckload - Operating income
U.S. based Conventional TL	13,722	11,931	51,857	55,055
Canadian based Conventional TL	8,673	8,001	28,337	32,610
Specialized TL	31,209	26,485	126,152	104,507
	53,604	46,417	206,346	192,172

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Earnings Press Release

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*

U.S. based Conventional TL
Operating expenses**	166,760	171,467	661,955	703,892
Gain on sale of land and buildings and assets held for sale	—	—	1,103	—
Adjusted operating expenses	166,760	171,467	663,058	703,892
Fuel surcharge revenue	(19,006)	(26,720)	(81,222)	(112,165)
Adjusted operating expenses, net of fuel surcharge revenue	147,754	144,747	581,836	591,727
Revenue before fuel surcharge	161,476	156,678	632,590	646,782
Adjusted operating ratio	91.5%	92.4%	92.0%	91.5%
Canadian based Conventional TL
Operating expenses**	54,622	56,344	197,489	225,834
Gain on sale of land and buildings and assets held for sale	—	8	—	8
Adjusted operating expenses	54,622	56,352	197,489	225,842
Fuel surcharge revenue	(4,798)	(7,677)	(19,408)	(31,628)
Adjusted operating expenses, net of fuel surcharge revenue	49,824	48,675	178,081	194,214
Revenue before fuel surcharge	58,497	56,668	206,418	226,816
Adjusted operating ratio	85.2%	85.9%	86.3%	85.6%
Specialized TL
Operating expenses**	203,128	196,653	686,521	777,230
Gain on sale of business	306	—	306	—
Gain on sale of assets held for sale	2,127	4,949	10,761	12,340
Adjusted operating expenses	205,561	201,602	697,588	789,570
Fuel surcharge revenue	(15,244)	(22,686)	(63,018)	(90,650)
Adjusted operating expenses, net of fuel surcharge revenue	190,317	178,916	634,570	698,920
Revenue before fuel surcharge	219,093	200,452	749,655	791,087
Adjusted operating ratio	86.9%	89.3%	84.6%	88.3%
*Recasted for change in presentation currency from Canadian dollar to U.S. dollar

** Operating expenses excluding intra TL eliminations

Free cash flow conversion : Adjusted EBITDA less additions and proceeds from rolling stock and equipment, divided by the adjusted EBITDA.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Net income from continuing operations	86,328	57,955	275,675	244,225
Net finance costs	15,382	15,552	53,910	62,107
Income tax expense	15,412	19,277	86,982	76,536
Depreciation of property and equipment	43,753	44,721	170,520	168,720
Depreciation of right-of-use assets	21,618	19,508	80,496	77,326
Amortization of intangible assets	13,557	12,757	48,213	49,701
Gain on sale of business	(306)	—	(306)	—
Bargain purchase gain	—	—	(4,008)	(8,014)
(Gain) loss on sale of land and buildings	5	(8)	6	(9)
Gain on sale of assets held for sale	(2,211)	(6,365)	(11,899)	(21,571)
Adjusted EBITDA	193,538	163,397	699,589	649,021
Additions to rolling stock and equipment	(55,355)	(52,623)	(123,483)	(223,965)
Proceeds from sale of rolling stock and equipment	24,144	20,654	52,719	71,365
Adjusted EBITDA net of net rolling stock and equipment	162,327	131,428	628,825	496,421
Free cash flow conversion	83.9%	80.4%	89.9%	76.5%

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

Free cash flow from continuing operations: Net cash from continuing operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance eof the Company in regard to its ability to meet capital requirements.

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Earnings Press Release

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2020	2019*	2020	2019*
Net cash from continuing operating activities	164,928	133,262	610,862	500,496
Additions to property and equipment	(60,410)	(89,073)	(142,814)	(263,698)
Proceeds from sale of property and equipment	23,949	20,785	52,116	71,754
Proceeds from sale of assets held for sale	6,248	13,079	24,480	39,146
Free cash flow from continuing operations	134,715	78,053	544,644	347,698

* Recasted for change in presentation currency from Canadian dollar to U.S. dollar

Covenants : The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

Covenants	Requirements	As at December 31, 2020
Funded debt-to- EBITDA ratio [ratio of total debt plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	1.33
EBITDAR-to-interest and rent ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	4.78

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